UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May, 2007

Commission File Number 000-5149

CONTAX PARTICIPAÇÕES S.A.
(Exact name of Registrant as specified in its Charter)

Contax Holding Company
(Translation of Registrant's name in English)

Rua do Passeio, 56 – 16th floor
Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☑

Contax Participações S.A.
Report of independent auditors
on the special review of the
Quarterly Financial Information - ITR
on March 31, 2007 and 2006

(A free translation of the original in Portuguese)

REPORT ON THE SPECIAL REVIEW

To the Management and Shareholders
Contax Participações S.A.

1 We have conducted a special review of the quarterly financial information (ITR) of Contax Participações S.A. (parent company and consolidated), related to the quarter ended on March 31, 2007, comprising the balance sheet, the statement of income and the performance report, expressed by the practices adopted in Brazil, prepared under the responsibility of its management. Our responsibility is to issue a report, without stating an opinion, on these financial statements. The review of the financial information for the quarter ended on March 31, 2007 of the subsidiary TNL Contax S.A., used for calculation purposes of the equity accounting and consolidation, as described in note 11, was conducted under the responsibility of other independent auditors. Our report, concerning the amounts of this subsidiary, is exclusively based on the reports of these other independent auditors.

2 Our review was carried out in accordance with the specific rules established by IBRACON - Institute of Independent Auditors of Brazil, jointly with the Federal Accounting Board - CFC, and consisted, mainly, in the: (a) investigation and discussion with the managers responsible for the accounting, financial and operating areas of the company, as to the main criteria adopted in the preparation of the quarterly financial information and (b) review of the material information and subsequent events that have, or may have, material effects on the company’s financial position and operations.

3 Based on our special review and on the report issued by other independent auditors, we are not aware of any material change that should be made to the quarterly financial information referred to in paragraph 1 for it to be in accordance with the accounting practices adopted in Brazil, applied accordantly with the rules issued by the Securities and Exchange Commission of Brazil - CVM, specifically applicable to the preparation of the quarterly financial information.

Rio de Janeiro, April 26, 2007.

José Luiz de Souza Gurgel
Accountant-partner
Regional Accounting Board (CRC) RJ-087339/O-4
BDO Trevisan Auditores Independentes
Regional Accounting Board (CRC) 2SP013439/O-5 “S” RJ

(A free translation of the original in Portuguese)

FEDERAL PUBIC SERVICE
CVM - SECURITIES AND EXCHANGE COMMISSION OF BRAZIL
ITR - Quarterly Financial Information	Brazilian Corporate Law
COMMERCIAL, INDUSTRIAL AND OTHER TYPES OF COMPANY	Reference Date - March 31, 2007

01.01 – IDENTIFICATION

1 – CVM CODE 01910-0	2 – COMPANY NAME CONTAX PARTICIPAÇÕES S.A.	3 – CNPJ (Corporate Taxpayer’s ID) 04.032.433/0001-80
4 – NIRE (Corporate Registry ID) 35.300.180631

01.02 – HEADQUARTERS

1 – ADDRESS Rua do Passeio n° 48 a 56 (parte)			2 – DISTRICT Cinelândia
3 – ZIP CODE 20021-290	4 – CITY Rio de Janeiro			5 – STATE RJ
6 – AREA CODE 021	7 – TELEPHONE 3131-0000	8 – TELEPHONE 3131-0172	9 – TELEPHONE 3131-0168	10 – TELEX
11 – AREA CODE 021	12 – FAX 3131-0292	13 – FAX 3131-0293	14 – FAX 3131-0294
15 – E-MAIL ri@contax.com.br

01.03 – INVESTOR RELATIONS OFFICER (Company Mailing Address)

1 – NAME Michel Neves Sarkis				2 – ADDRESS Rua do Passeio, 56 – 16° andar
3 – DISTRICT Downtown	4 – ZIP CODE 20021-290		3 – CITY Rio de Janeiro	6 – STATE RJ
7 – AREA CODE 21	8 – TELEPHONE 3131-0009	9 – TELEPHONE 3131-0168	10 – TELEPHONE 3131-0000	11 – TELEPHONE	12 – FAX 3131-0294
13 – E-MAIL msarkis@contax.com.br

01.04 – ITR REFERENCE / AUDITOR INFORMATION

CURRENT YEAR		CURRENT QUARTER			PREVIOUS QUARTER
1– BEGINNING	2 – END	3 – QUARTER	4– BEGINNING	5 – END	6 – QUARTER	7– BEGINNING	8 – END
01/01/2007	12/31/2007	1	01/01/2007	03/31/2007	4	10/01/2006	12/31/2006
9 – INDEPENDENT AUDITOR BDO Trevisan Auditores Independentes					10 – CVM CODE 210.0
11 – TECHNICIAN IN CHARGE José Luiz de Souza Gurgel					12- TECHNICIAN’S CPF (Individual Taxpayer’s ID) 918.587.207-53

01.05 – CAPITAL STOCK

Number of Shares (thousand)	1 – Current quarter 03/31/2007	2 – Previous quarter 12/31/2006	2 – Same quarter previous year 03/31/2006
Paid-up capital
1 – Common	121,487	121,487	127,374
2 – Preferred	242,974	242,974	254,748
3 – Total	364,461	364,461	382,122
Treasury shares
4 – Common	5,298	141
5 – Preferred	24,058	175
6 – Total	29,356	316

01.06 – COMPANY PROFILE

1 – TYPE OF COMPANY Commercial, Industrial and Other Types of Company	2 – STATUS Operational	3 – NATURE OF OWNERSHIP Domestic Holding Company	4 – ACTIVITY CODE 3990 – Management and Venture Capital Company - Without Main Sector
5 – MAIN ACTIVITY Venture Capital and Management	6 – CONSOLIDATION TYPE Total		7 – TYPE OF REPORT OF INDEPENDENT AUDITORS Unqualified

01.07 – COMPANIES NOT INCLUDED IN THE CONSOLIDATED FINANCIAL STATEMENTS

1 – ITEM	2 – CNPJ	3 – CORPORATE NAME

01.08 – CASH DIVIDENDS APPROVED AND/OR PAID DURING AND AFTER THE QUARTER

1 – ITEM	2 – EVENT	3 – APPROVAL	4 – TYPE	5 – DATE PAYMENT	OF 6 – TYPE OF SHARE	7 – AMOUNT PER SHARE
01 02	AGO* AGO*	04/16/2007 04/16/2007	Dividend Dividend	04/27/2007 04/27/2007	Common Preferred	R$ 0.0042175400 R$ 0.0520638200
* Annual General Meeting

01.09 – SUBSCRIBED CAPITAL AND CHANGES IN THE CURRENT YEAR

1 – ITEM	2 – DATE OF CHANGE	3 –CAPITAL STOCK (in thousands of reais)	4 – AMOUNT OF CHANGE (in thousands of reais)	5 – NATURE OF CHANGE	7 – NUMBER OF SHARES ISSUED (thousand)	8 – SHARE PRICE WHEN ISSUED (reais)

01.10 – INVESTOR RELATIONS OFFICER

1 - DATE Rio de Janeiro, April 26, 2007.	2 - SIGNATURE

02.01 – BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2007	4 – 12/31/2006
1	Total Assets	341,653	383,908
1.01	Current Assets	76,073	135,706
1.01.01	Cash and Cash Equivalents	66,269	38,975
1.01.02	Credits
1.01.03	Inventories
1.01.04	Other	9,804	96,731
1.01.04.01	Deferred and Recoverable Taxes	2,754	4,031
1.01.04.02	Credits Receivable Subsidiary		85,650
1.01.04.03	Dividends Receivable Subsidiary	7,050	7,050
1.01.04.04	Prepaid Expenses
1.02	Non-current Assets	265,580	248,202
1.02.01	Long-term Assets	3,424	1,669
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Affiliates and Similar Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	3,424	1,669
1.02.01.03.01	Deferred and Recoverable Taxes	3,424	1,669
1.02.02	Permanent Assets	262,156	246,533
1.02.02.01	Investments	262,156	246,533
1.02.02.01.01	In Affiliates/Similar Companies
1.02.02.01.02	In Affiliates/Similar Companies-Goodwill
1.02.02.01.03	In Subsidiaries	262,156	246,533
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment
1.02.02.03	Intangible Assets

02.02 – BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 –- 03/31/2007	4 – 12/31/2006
2	TOTAL LIABILITIES	341,653	383,908
2.01	CURRENT LIABILITIES	18,659	15,353
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	3,606	483
2.01.04	TAXES, FEES AND CONTRIBUTIONS	2,636	2,455
2.01.05	DIVIDENDS PAYABLE	12,390	12,390
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	27	25
2.02	NON-CURRENT LIABILITIES
2.02.01	LONG-TERM LIABILITIES
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	OTHER
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	322,994	368,555
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,386	9,386
2.04.03	EVALUATION RESERVE
2.04.04	PROFIT RESERVES	73,690	135,296
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY	48,325	109,931
2.04.04.02.01	STATUTORY	110,711	110,711
2.04.02.02.02	TREASURY SHARES	(62,386)	(780)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFIT	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	16,045
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 01/01/2007 up to 03/31/2007	4 - From 01/01/2007 up to 03/31/2007	5 - From 01/01/2006 up to 03/31/2006	6 - From 01/01/2006 up to 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES
3.02	DEDUCTIONS FROM GROSS REVENUE
3.03	NET REVENUE FROM SALES AND/OR SERVICES
3.04	COST OF GOODS AND/OR SERVICES SOLD
3.05	GROSS INCOME
3.06	OPERATING EXPENSES/REVENUES	16,225	16,225	19,035	19,035
3.06.01	SELLING
3.06.02	GENERAL AND ADMINISTRATIVE	(905)	(905)	(759)	(759)
3.06.03	FINANCIAL	1,590	1,590	3,590	3,590
3.06.03.01	FINANCIAL INCOME	1,955	1,955	3,673	3,673
3.06.03.02	FINANCIAL EXPENSES	(365)	(365)	(83)	(83)
3.06.04	OTHER OPERATING REVENUES
3.06.05	OTHER OPERATING EXPENSES	(83)	(83)	(1)	(1)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND AFFILIATES	15,623	15,623	16,205	16,205
3.07	OPERATING INCOME	16,225	16,225	19,035	19,035
3.08	NON-OPERATING INCOME
3.08.01	REVENUES
3.08.02	EXPENSES
3.09	INCOME BEFORE TAXATION/INTEREST	16,225	16,225	19,035	19,035
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(180)	(180)	(956)	(956)
3.11	DEFERRED INCOME TAX
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	16,045	16,045	18,079	18,079
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	335,105	335,105	382,122	382,122
	EARNINGS PER SHARE	0.04788	0.04788	0.04731	0.04731

01910-0 – CONTAX PARTICIPAÇÕES S/A	04.032.433/0001-80

04.01 - NOTES TO THE FINANCIAL STATEMENTS	(In thousands of reais, except when otherwise indicated)

1 Operations

(a) Contax Participações S.A. ("Contax Participações" or the "Company"), established on July 31, 2000, is a publicly-held Company whose registered corporate purpose is to hold interests in other commercial enterprises and civil societies as a partner, shareholder or quota holder in Brazil or abroad. Its only subsidiary, TNL Contax S.A. ("TNL Contax"), is a contact center service provider, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection, through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, among others.

(b) TNL Contax

TNL Contax S.A., established in August, 1988, is a joint-stock, privately-held company, which corporate purpose is providing telephonic customer assistance services in general, offering a variety of integrated customer interaction solutions between its clients and their consumers, including telemarketing operations, customer services, customer retention, technical support and bill collection through a variety of communication channels, including telephone contacts, internet access, e-mail, fax, development of technological solutions related to the telephonic customer assistance services offer, among others.

2 Elaboration and summary of the quarterly financial information

The quarterly financial information, as well as the balance sheets as of December 31, 2006 have been prepared and are being presented in accordance with accounting practices adopted in Brazil, the Brazilian Corporate Law and rules established by the Brazilian Securities Commission (CVM).

When preparing the quarterly financial information, it is necessary to use estimates to record certain assets, liabilities and other transactions in the accounts. The Company’s quarterly financial information includes, consequently, estimates for the determination of the useful lives of the property, plant and equipment, intangible assets, provisions required for contingent liabilities, decisions on the provisions for income tax and other similar matters. Actual amounts may differ from the estimates.

3 Summary of Significant Accounting Policies

(a) Revenue recognition

Revenues from services rendered by TNL Contax are recorded on the accrual basis, i.e., on the effective rendering of the services, regardless of their billing dates. Most of the commercial contracts are priced based on indicators such as the number of workstations and speaking time, in addition to performance targets.

These revenues are calculated based on available information in the computerized control systems for these indicators, being calculated individually per client. Moreover, these indicators are constantly discussed with the Company's clients, and are reviewed when necessary. Any possible future adjustments arising from these reviews are subsequently recorded.

Operating costs and expenses are recorded on the accrual basis, and are represented mainly by personnel expenses.

Interest income and expense are represented mainly by interest on investments, Provisional Contribution on Financial Operations (CPMF) and interest and monetary restatements from contingencies, recorded on the accrual basis (for further details, see Note 6).

(b) Income tax and social contribution

The provisions for income tax and social contribution payable and deferred on temporary differences are established at the base rate of 34%. The installments paid for early settlement of income tax and social contribution are presented under "Deferred and Recoverable Taxes".

TNL Contax has carried out technical studies covering the generation of future results in compliance with management's expectations, taking into account the continuity and maintenance of the future results. These future results are brought to present values and compared to the nominal values of the recoverable tax credits during a period limited to ten years. The technical studies are updated on an annual basis and the tax credits are adjusted based on the outcome of the reviews. These studies are approved by the Company's governing bodies.

(c) Current and non-current assets

These are presented at realizable values, including, when applicable, income and monetary variations.

The provision for doubtful accounts is established based on management's expectations regarding the non-realization of amounts receivable, based on an individual analysis of each credit.

(d) Permanent assets

• Investment - investment in TNL Contax is accounted for using the equity method incompliance with CVM Instruction No. 247/1996;

• Property and equipment - is presented at acquisition cost. Depreciation is calculated using the straight-line method at rates that take into account the assets' expected useful life (Note 12);

• Intangible assets – in this account the value of the software acquired or developed by the Company is recorded, stated at the acquisition cost. The amortization is calculated through the application of the straight-line method, with rates that take into consideration the software utilization estimates (Note 12).

(e) Payroll and related accruals

The amounts related to vacation pay owed to the employees are covered by provisions established in proportion to the acquisition period thereof.

(f) Provision for contingencies

The provision for contingencies is established for the contingent risks with expectations of "probable loss" based on the opinion of management and in-house counsel, as well as outside legal advisers. The bases, amounts involved and types of main contingencies are described in Note 14.

(g) Other current and non-current liabilities

These are presented at known or calculable values, in addition to the corresponding charges and monetary variations, when applicable.

4 Costs of Services Rendered and Operating Expenses by Nature

		Consolidated – 3/31/2007

	Cost of services	Selling, general and
	rendered	administrative	Total

Personnel (i)	190,284	9,465	199,749
Third-party services (ii)	32,299	5,761	38,060
Depreciation	12,021	1,490	13,511
Rental and insurance (iii)	15,863	1,482	17,345
Other inputs	1,501	82	1,583

	251,968	18,280	270,248

		Consolidated - 3/31/2006

	Cost of services	Selling, general and
	rendered	administrative	Total

Personnel (i)	192,697	10,487	203,184
Third-party services (ii)	29,799	7,204	37,003
Depreciation	11,166	1,519	12,685
Rental and insurance (iii)	14,898	746	15,644
Other inputs	1,530	316	1,846

	250,090	20,272	270,362

(i) Personnel expenses have reduced due to productivity gains achieved through operational improvements held mainly in the second half of 2006.

(ii) The third-party services considered as "Cost of Services Rendered" refer mainly to expenses with workstation maintenance and data processing, while the services considered as "Selling, general and administrative" refer to expenses with consulting services, traveling, legal advice and others.

(iii) Rental and insurance expenses basically include the values that are being paid for renting the properties and the contact center operating infrastructure.

5 Other Operating Revenues (Expenses), Net

		Consolidated

	3/31/2007	3/31/2006

Other operating revenues
Reversals of contingencies (Note 14)	1,909	533
Recovered expenses	8	24

	1,917	557

Other operating expenses
Provisions for contingencies (Note 14)	(6,803)	(5,020)
IPTU (Urban Property Tax)	(771)	(509)
Other	(411)	(72)

	(7,985)	(5,601)

	(6,068)	(5,044)

6 Financial income, net

	Parent Company		Consolidated

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Financial revenues
Return on financial
investments (i)	1,906	3,673	4,521	6,770
Interest and monetary
restatement on other
assets	49		240	44
Other financial revenues
			103	22

	1,955	3,673	4,864	6,836

Financial expenses
Interest and monetary
variations on other
assets	(2)	(69)	(9)	(88)
CPMF	(298)	(6)	(1,885)	(1,190)
Interest and monetary
restatement of
contingencies			(1,159)	(930)
Other financial expenses	(65)	(8)	(253)	(121)

	(365)	(83)	(3,306)	(2,329)

	1,590	3,590	1,558	4,507

(i) The return on financial investments had a reduction due to the drop in the CDI remuneration rate, as compared to the first quarter of 2006, and a lower average cash availability due to the buyback programs carried out during 2006 and in the first quarter of 2007, totaling R$103.0 million.

7 Income Tax and Social Contribution

The reconciliation of taxes calculated at nominal rates and the amount of taxes recorded are presented below:

	Parent Company		Consolidated

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Net income before income tax and
social contribution	16,225	19,035	24,360	24,315

Income tax and social
contribution at nominal rate (34%)	(5,517)	(6,472)	(8,282)	(8,267)
Adjustments for determining the
effective rate
Permanent addition of equity
accounting	5,312	5,510
Tax effects on permanent losses (i)			(408)	1,922
Other	25	6	375	109

Income tax and social
contribution expenses	(180)	(956)	(8,315)	(6,236)

Effective income tax and social
contribution rate	1.11%	5.02%	34.13%	25.65%

(i) This refers basically to expenses with fines, donations, free products and sponsorships deemed non deductible, among others.

The credits and expenses related to income tax and social contribution in the income for the year are as follows:

	Parent Company		Consolidated

	3/31/2007	3/31/2006	3/31/2007	3/31/2006

Current
Income tax	132	701	5,996	5,729
Social contribution	48	255	2,325	2,111

	180	956	8,321	7,840

Deferred
Income tax on temporary additions			(2,680)	(3,383)
Social contribution on temporary
additions			(965)	(1,227)
Income tax on tax losses			2,676	2,211
Social contribution on negative
base			963	795

			(6)	(1,604)

	180	956	8,315	6,236

8 Cash and Cash Equivalents

	Parent Company		Consolidated

	3/31/2007	12/31/2006	3/31/2007	12/31/2006

Cash and banks (i)	42	107	61,401	65,235
Financial investments (ii)	66,227	38,868	126,291	166,064

	66,269	38,975	187,692	231,299

(i) These amounts are kept in a current account as TNL Contax has commitments falling due during the first days of each month related to supplier payments, as well as taxes and payroll.

(ii) Reduction due to stock buyback programs.

Financial investments are indexed to the Interbank Deposit Certificate (CDI) rate.

9 Deferred and Recoverable Taxes

			Parent Company				Consolidated

	3/31/2007		12/31/2006		3/31/2007		12/31/2006

	Short	Long	Short	Long	Short	Long	Short	Long
	term	term	term	term	term	term	term	term

Deferred taxes
Income tax on temporary additions (i)					3,232	7,287	2,257	5,582
Social contribution on temporary additions
(i)					1,161	2,623	810	2,010
Income tax on losses					8,981	4,085	6,327	9,414
Social contribution on negative base					3,233	1,483	2,782	2,897

					16,607	15,478	12,176	19,903

Other recoverable taxes
Recoverable income tax	1,820		1,746		5,584		19,546
Recoverable social contribution	665		637		2,184		7,210
Withholding income tax	269	3,424	1,648	1,669	803	3,424	3,522	1,669
Withohollding PIS/COFINS/CSLL					296		443
Recoverable INSS					402		440
Other recoverable taxes					1,018		1,057

	2,754	3,424	4,031	1,669	10,287	3,424	32,218	1,669

	2,754	3,424	4,031	1,669	26,894	18,902	44,394	21,572

(i) The temporary differences determined over the provisions will be recognized upon their realization.

TNL Contax records its deferred tax credits arising from temporary differences, tax loss carryforwards and negative base of social contribution in compliance with the provisions in CVM Decision N° 273/98, which approved the Statement issued by the Institute of Independent Auditors of Brazil – IBRACON on recording income tax and social contribution, as well as CVM Instruction N° 371/02.

Pursuant to the technical study prepared on December 31, 2006 and approved by the Company's governing bodies, the generation of future taxable profits during the next four years, brought to present value, will be sufficient to offset these tax credits, as follows:

Up to December 31:	2007

2007	8,537
2008	10,900
2009	11,800
2010	848

32,085

10 Judicial Deposits

		Consolidated

	3/31/2007	12/31/2006

Tax	1,262	1,236
Labor	8,313	6,702

	9,575	7,938

The subsidiary TNL Contax maintains judicial deposits to ensure the right of recourse in lawsuits of tax and labor natures.

11 Investments – Parent Company

Represents the Company’s investment in TNL Contax, as described below:

					Interest

			Capital	Amount of
	Shareholders’	Net income	reduction	common	Total	Equity	Investment
	Equity	for the year	Dividends(ii)	shares	Capital %	Accounting	amount

On December 31, 2006 (i)	246,533	69,876	(92,700)	309,550,226	100	69,876	246,533
On march 31, 2007 (i)	262,156	15,623	-	309,550,226	100	15,623	262,156

(i) The accounting information of the investee, as of March 31, 2007 and December 31, 2006, have been reviewed and examined by independent auditors.

(ii) The investment reduction that took place in 2006 is related to the capital stock reduction (R$85,650) and distribution of dividends (R$7,050) by the Subsidiary. The capital reduction was approved at the Extraordinary General Meeting, held on December 1, 2006, whose payment to the parent company took place on February 5, 2007, complying with the 60-day term for opposition of creditors, as per article 174 of Law 6,404/76.

The payment of dividends was approved at the Annual General Meeting, held on April 24, 2007, and the amount will be remunerated upon the application of the Reference Rate (TR) as of January 1, 2007 until the payment date, which will be made on April 27, 2007.

12 Property, Plant and Equipment and Intangible Assets

					Consolidated

	12/31/2006					3/31/2007

						Annual
						depreciation
Cost	Initial	Additions	Write-offs	Transfers	Final	rate - %

Property, plant and equipment:
IT equipment	135,333	1,528	(714)		136,147
Furniture and fixture	34,722	271			34,993
Facilities in third-parties’
properties (i)	123,445	1,592			125,037
Construction in progress	877	172		(491)	558
Other assets	17,204	225	(15)		17,414

	311,581	3,788	(729)	(491)	314,149
Intangible assets:

Data processing systems	73,117	654		491	74,262

	384,698	4,442	(729)		388,411

Depreciation/amortization

Property, plant and equipment:
IT equipment	(78,731)	(5,619)	714		(83,636)	20
Furniture and fixture	(9,554)	(901)			(10,455)	10
Facilities in third-parties’
properties	(23,224)	(3,099)			(26,323)	10
Other assets	(4,188)	(521)			(4,709)	10

	(115,697)	(10,140)	714		(125,123)
Intangible assets:

Data processing systems	(28,983)	(3,372)			(32,355)	20

	(144,680)	(13,512)	714		(157,478)

Net property, plant and
equipment/intangible assets	240,018	(9,070)	(15)		230,933

(i) The real estate rental agreements effectiveness varies from 5 up to 8 years, with possibility of renewal for the same period.

13 Taxes, charges and contributions Payable

	Parent Company		Consolidated

	03/31/2007	12/31/2006	03/31/2007		12/31/2006

	Short	Short	Short	Long	Short	Long
	term	term	term	term	term	term

Income tax and Social contribution	2,636	2,455	10,776		29,088
ISS			5,136		5,523
PIS and COFINS			3,901		4,170
INSS paid in installments (i)			768	2,881	768
Other taxes payable			10		10	2,745

	2,636	2,455	20,591	2,881	39,559	2,745

(i) It refers to the payment in installments of the INSS (Brazilian Social Security Institute) joint liability official notification, which is being totally transferred to third parties, not affecting the result, as described in Note 14.

14 Provisions for Contingencies

	Consolidated

					Monetary
	12/31/2006	Additions	Uses	Reversions	Restatements	3/31/2007

Tax

Service Tax – ISS	671			(252)	216	635
INSS (i)	5,122			(149)	127	5,100

	5,793	-	-	(401)	343	5,735

Labor (ii)	22,989	6,526	(675)	(379)	767	29,228

Civil	117				3	120

	28,899	6,526	(675)	(780)	1,113	35,083

The provisions for contingencies reflect management's best estimates for the amounts deemed sufficient to cover probable losses from pending claims in these dates and are based on the expert opinions of legal advisors.

In the third quarter of 2006, TNL Contax was imposed an official notification regarding contributions to INSS and joint liability in the total amount of R$21.9 million. From this amount, R$3.5 million were already provisioned. R$3.7 million refers to third parties liabilities and is being totally onlended, not affecting the result of the period, recorded in the “Taxes paid in installments” account as a counterentry to the “Other assets” account. For the R$14.7 million remaining, the Company has argued a defense appeal, since it does not agree with the understanding adopted by the fiscal authorities. In the opinion of our external legal advisors, there is no room for provision of any amount, since they believe that there are good possibilities of success.

(i) Mainly comprised by provision to regulate contributions to SENAC and SEBRAE entities, in the payments made to INSS (National Institute of Social Security), according to the FPAS (Pension and Social Assistance Fund) table.

(ii) The labor claims filed against TNL CONTAX by employees and former employees hired by it during its operations amount to R$23,669.

Pursuant to the services agreement executed by Telemar and TNL Contax, it was defined that labor claims, arising from the migration of work agreements shall be incumbent upon Telemar, which amount has been recorded as a counterentry to “Receivable Credits”. The amount of labor claims under Telemar’s responsibility represents R$5,559.

15 Shareholders' Equity

(a) Capital stock and shares rights

The Company’s capital stock of R$ 223,873 is comprised of 364,461,117 book-entry, registered shares, with no par value, of which 121,487,217 are common shares and 242,973,900 are preferred shares. Each common share is entitled to one voting right in the resolutions of the General Meeting.

The preferred shares issued by the Company shall not have voting rights, but shall be granted refund priority in the event of liquidation of the Company, without premium, and in the payment of minimum dividends, non cumulative, of (a) 6% (six per cent) per year, on the amount resulting from the division of the subscribed capital by the number of shares of the Company or (b) 3% (three per cent) of the share net equity value, prevailing the higher amount between (a) and (b).

The preferred shares may represent up to 2/3 (two thirds) of the total shares issued by the Company, with the possibility of changing the previous existing proportion between common and preferred shares.

(b) Additional paid-in capital

The capital reserve constituted in November 2004, in the amount of R$50,000, is represented on March 31, 2007, by the amount of R$9,386, as a consequence of the utilization of part of this reserve in the first share buyback program.

(c) Legal reserve

Pursuant to Article 193 of Brazilian Corporate Law, Contax Participações is obliged to allocate 5% of its net income calculated for the year to a legal reserve, up to 20% of the Company's capital. This allocation is optional when the legal reserve and the capital reserves exceed 30% of capital stock. This reserve may be used to increase capital or offsetting losses, and may not be distributed as dividends.

(d) Statutory reserve

Pursuant to Article 194 of Brazilian Corporate Law and to Article 29 of Contax Participações’ Bylaws, the Company allocated an investment Reserve to insure the realization of investments in the Company’s interest, as well as to reinforce its working capital. The investment Reserve is limited, together with all other profit reserves, to the amount of capital stock.

(e) Treasury Shares

(i) First share buyback program

At the Extraordinary Meeting of the Board of Directors held on June 29, 2006, and pursuant to the provisions of Article 17, XVI, of the Company’s Bylaws, the share buyback proposal was approved, totaling the buyback of 5,886,700 common shares and 11,773,900 preferred shares, subsequently cancelled as per resolution of the Extraordinary General Meeting held on November 28, 2006.

(ii) Second share buyback program

At the Extraordinary Meeting held on November 30, 2006, the Board of Directors approved the launch proposal of the new share buyback program, for subsequent maintenance in treasury or cancellation, to be executed as from the date of disclosure of the resolution until November 30, 2007, under the terms of CVM Instruction no. 10/1980 and subsequent amendments.

The purpose of the program was the buyback of the Company’s shares, with no capital stock reduction. The program ended on March 29, 2007, for it reached the total approved with the buyback of 5,298,300 common shares, in the amount of R$16,144, and 24,058,190 preferred shares, in the amount of R$46,243.

The funds for the share buyback came from the statutory and capital reserves, in the amounts of R$9,386 and R$110,711, respectively.

	In thousands of reais				In reais

	Thousand			Maximum	Minimum
	shares	Buyback price	Average price	price	price

Preferred Shares

1st Buyback program	11,774	21,517	1.83	1.95	1.61
Share cancellation	(11,774)	(21,517)	1.83
2nd Buyback program	24,058	46,242	1.92	2.00	1.84

	24,058	46,242	1.92

Common Shares

1st Buyback program	5,887	19,097	3.24	3.41	3.12
Share cancellation	(5,887)	(19,097)	3.24
2nd Buyback program	5,298	16,144	3.05	3.29	2.97

	5,298	16,144	3.05

	29,356	62,386

(f) Unrealized profit reserve

As stipulated in Articles 197 and 202 of Law No. 10,303, dated October 31, 2001, Contax Participações allocated the difference between the minimum mandatory dividend and the proposed divided to the unrealized profit reserve, which amount when realized and if not offset by losses in future years, will be added to the first dividend declared after such realization.

The Annual General Meeting held on April 16, 2007 approved the Management’s proposal regarding the allocation of the unrealized profit reserve constituted in 2004, in the amount of R$5,636 and part of the 2005 unrealized profit reserve, in the amount of R$1,414 to dividends distribution, as follows:

  Utilization of the unrealized profit reserve constituted in 2004 exclusively for payment to the holders of preferred shares R$5,636.

  Utilization of part of the unrealized profit reserve constituted in 2005 for payment to shareholders in the proportion of 1/3 for holders of common shares and 2/3 for holders of preferred shares, as per the type of shares, R$1,414.

(g) Dividends

In compliance with its bylaws, Contax Participações should distribute dividends for each year in an amount no less than 25% of adjusted net income, in compliance with Article 202 of the Corporate Law. The Company may also distribute quarterly dividends, provided that the total amount of dividends paid does not exceed the value of its capital reserve.

At the Annual General Meeting held on April 16, 2007, the proposal regarding the allocation of the net income of the year ended December 31, 2006 was approved, already recorded in the financial statements as of that date, as follows: (a) allocation of R$3,736 to legal reserve; (b) dividends distribution to Company’s shareholders holding interest as of April 16, 2007, in the total gross amount of R$11,888, paying R$4.22 per one thousand common shares and R$52.06 per one thousand preferred shares; (c) allocation of R$12,906 to the constitution of an unrealized profit reserve, and (d) allocation of R$53,234 to the constitution of a statutory reserve.

Dividends were paid as from January 1, 2007, remunerated through the application of the Referential Rate (TR), since the starting date of the payment, which will be as from April 27, 2007.

(h) Stock option plan

At the Extraordinary General Meeting held on April 16, 2007, the creation of the Stock Option Plan was approved.

The purpose of the Company’s Stock Option Plan, established pursuant to article 168, paragraph 3, of Law no. 6,404/76, is to attract executives to the Company or its direct or indirect subsidiaries and obtain a greater alignment of the executives’ interests with the shareholders’ interests and the sharing of the capital markets’ risks.

The Stock Option Plan, in its full content, is available on the Company’s website (www.contax.com.br) and on the website of the Brazilian Securities and Exchange Commission - CVM.

16 Financial Instruments

The accounting balances, such as cash and banks, investments, accounts receivable, other assets and accounts payable, related to the financial instruments presented in the balance sheet, when compared to their corresponding market values, do not show relevant differences. The Company does not maintain loans and financings in national or foreign currency, consequently, it does not contract operations with financial instruments to reduce the risk of interest or currency fluctuations.

The subsidiary has several leasing, IT equipment, furniture agreements, whose payments are appropriated to the income for the year in the rental and insurance account, during the term of these agreements.

The agreements are summarized as follows:

		Total present value
	Amount of	of agreements	Payable balance

Lessor	installments	3/31/2007	3/31/2007

CIT	48	13,090	9,870

Unibanco	48	13,959	9,228

HP Financial	36	11,670	3,721
	48	18,975	13,183
	60	18,313	15,483

IBM Leasing	36	710	296
	48	757	520
	60	8,862	7,597

		86,336	59,898

(a) Investments

Consists, mainly, of an investment in a closely-held subsidiary, recorded on the equity method, with 100% interest, according to Note 11.

(b) Credit risk

The credit risk associated with trade accounts receivable is not relevant, due to the financial size of the companies to which the Company provides services, in addition to the monitoring controls imposed on the client portfolio. Thus, there is no need to constitute an allowance for doubtful accounts.

17 Related Parties - Consolidated

The main transactions between the Parent Company and its subsidiary, and between the latter and other related parties are carried out at terms, rates and conditions similar to those for third parties and may be summarized below:

						3/31/2007

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	7,830		283	492		8,605

Liabilities
Suppliers	1,566	26				1,592

Revenues
Revenues from services
rendered	133,108	30,963	828	1,452	2,289	168,640

Costs and expenses
Cost of services rendered	(5,856)	(897)				(6,753)

						12/31/2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Assets
Accounts receivable	7,430		274	540		8,244

Liabilities
Suppliers	1,807	131				1,938

						03/31/2006

			Brasil	Brasil	Telemar
	Telemar	Oi	CAP	Veículos	Internet	Total

Revenues
Revenues from services
rendered	153,738	38,509	788	1,345	1,737	196,117

Costs and expenses
Cost of services rendered	(5,156)	(445)				(5,601)

18 Insurance

The Company has a corporative program for risk management with the objective to minimize risks, obtaining in the market coverages compatible with its size and operations. Management understands that the amounts of the policies to cover any possible future material damages and loss of revenues arising from such events (loss of profits) are sufficient to guarantee the integrity of its assets and full protection of the continuity of its operations.

On March 31, 2007, the Company had the following main insurance policies contracted with third parties:

Secured
Branches	amounts

D&O Management civil liability	128,232
Fire of property, plant and equipment	64,160
Loss of profits	52,310
General civil liability	5,000

*       *       *

02.01 – CONSOLIDATED BALANCE SHEET - ASSETS (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 – 03/31/2007	4 – 12/31/2006
1	Total Assets	547,891	613,566
1.01	Current Assets	278,892	333,976
1.01.01	Cash and cash equivalents	187,692	231,299
1.01.02	Credits	55,415	53,868
1.01.02.01	Clients	54,647	52,150
1.01.02.02	Sundry Credits	768	1,718
1.01.03	Inventories
1.01.04	Other	35,785	48,809
1.01.04.01	Deferred and Recoverable Taxes	26,894	44,394
1.01.04.02	Prepaid Expenses	3,508	2,247
1.01.04.03	Assets for Sale
1.01.04.04	Other Assets	5,383	2,168
1.02	Non-current Assets	268,999	279,590
1.02.01	Long-term Assets	38,066	39,572
1.02.01.01	Sundry Credits
1.02.01.02	Credits with Related Persons
1.02.01.02.01	Affiliates and Similar Companies
1.02.01.02.02	Subsidiaries
1.02.01.02.03	Other Related Persons
1.02.01.03	Other	38,066	39,572
1.02.01.03.01	Deferred and Recoverable Taxes	18,902	21,572
1.02.01.03.02	Judicial Deposits	9,575	7,938
1.02.01.03.03	Credits Receivable	8,824	9,321
1.02.01.03.04	Other Assets	765	741
1.02.02	Permanent Assets	230,933	240,018
1.02.02.01	Investments
1.02.02.01.01	In Affiliates/Similar Companies
1.02.02.01.02	In Affiliates/Similar Companies-Goodwill
1.02.02.01.03	In Subsidiaries
1.02.02.01.04	Other Investments
1.02.02.02	Property, Plant and Equipment	189,026	195,884
1.02.02.03	Intangible Assets	41,907	44,134
1.02.02.04	Deferred Charges

02.02 – CONSOLIDATED BALANCE SHEET - LIABILITIES (IN THOUSANDS OF REAIS)

1 – CODE	2 – DESCRIPTION	3 - 03/31/2007	4 – 12/31/2006
2	TOTAL LIABILITIES	547,891	613,566
2.01	CURRENT LIABILITIES	186,933	213,367
2.01.01	LOANS AND FINANCINGS
2.01.02	DEBENTURES
2.01.03	SUPPLIERS	37,292	47,761
2.01.04	TAXES, FEES AND CONTRIBUTIONS	20,591	39,559
2.01.04.01	DEFERRED AND RECOVERABLE TAXES	20,591	39,559
2.01.05	DIVIDENDS PAYABLE	12,390	12,390
2.01.06	PROVISIONS
2.01.07	DEBTS WITH RELATED PERSONS
2.01.08	OTHER	116,660	113,657
2.01.08.01	PAYROLL AND RELATED ACCRUALS	115,867	112,382
2.01.08.02	OTHER LIABILITIES	793	1,275
2.02	NON-CURRENT LIABILITIES	37,964	31,644
2.02.01	LONG-TERM LIABILITIES	37,964	31,644
2.02.01.01	LOANS AND FINANCINGS
2.02.01.02	DEBENTURES
2.02.01.03	PROVISIONS	35,083	28,899
2.02.01.04	DEBTS WITH RELATED PERSONS
2.02.01.05	ADVANCE FOR FUTURE CAPITAL INCREASE
2.02.01.06	OTHER	2,881	2,745
2.02.02	DEFERRED INCOME
2.04	SHAREHOLDERS’ EQUITY	322,994	368,555
2.04.01	PAID-UP CAPITAL STOCK	223,873	223,873
2.04.01.01	CAPITAL STOCK	223,873	223,873
2.04.02	CAPITAL RESERVES	9,386	9,386
2.04.03	REVALUATION RESERVE
2.04.04	PROFIT RESERVES	73,690	135,296
2.04.04.01	LEGAL	8,146	8,146
2.04.04.02	STATUTORY	48,325	109,931
2.04.04.02.01	STATUTORY	110,711	110,711
2.04.04.02.02	TREASURY SHARES	(62,386)	(780)
2.04.04.03	FOR CONTINGENCIES
2.04.04.04	UNREALIZED PROFITS	17,219	17,219
2.04.04.05	PROFIT RETENTION
2.04.04.06	SPECIAL FOR UNDISTRIBUTED DIVIDENDS
2.04.04.07	OTHER PROFIT RESERVES
2.04.05	RETAINED EARNINGS	16,045
2.04.06	ADVANCE FOR FUTURE CAPITAL INCREASE

03.01 – STATEMENT OF CONSOLIDATED INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - 01/01/2007 to 03/31/2007	3 - 01/01/2007 to 03/31/2007	5 - 01/01/2006 to 03/31/2006	5 - 01/01/2005 to 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	323,310	323,310	319,435	319,435
3.02	DEDUCTIONS FROM GROSS REVENUE	(24,289)	(24,289)	(24,203)	(24,203)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	299,021	299,021	295,232	295,232
3.04	COST OF GOODS AND/OR SERVICES SOLD	(251,968)	(251,968)	(250,090)	(250,090)
3.05	GROSS INCOME	47,053	47,053	45,142	45,142
3.06	OPERATING EXPENSES/REVENUES	(22,790)	(22,790)	(20,809)	(20,809)
3.06.01	SELLING	(4,743)	(4,743)	(3,222)	(3,222)
3.06.02	GENERAL AND ADMINISTRATIVE	(13,537)	(13,537)	(17,050)	(17,050)
3.06.03	FINANCIAL	1,558	1,558	4,507	4,507
3.06.03.01	FINANCIAL INCOME	4,864	4,864	6,836	6,836
3.06.03.02	FINANCIAL EXPENSES	(3,306)	(3,306)	(2,329)	(2,329)
3.06.04	OTHER OPERATING REVENUES	1,917	1,917	557	557
3.06.05	OTHER OPERATING EXPENSES	(7,985)	(7,985)	(5,601)	(5,601)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND AFFILIATES
3.07	OPERATING INCOME	24,263	24,263	24,333	24,333
3.08	NON-OPERATING INCOME	97	97	(18)	(18)
3.08.01	REVENUES	97	97
3.08.02	EXPENSES			(18)	(18)
3.09	INCOME BEFORE TAXATION/INTEREST	24,360	24,360	24,315	24,315
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(8,321)	(8,321)	(7,840)	(7,840)
3.11	DEFERRED INCOME TAX	6	6	1,604	1,604
3.12	STATUTORY INTEREST/CONTRIBUTIONS				-
3.12.01	INTEREST
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	16,045	16,045	18,079	18,079
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	335,105	335,105	382,122	382,122
	EARNINGS PER SHARE	0.04788	0.04788	0.04731	0.04731

09.01 – INVESTMENTS IN SUBSIDIARIES AND/OR AFFILIATES

1 - ITEM	2 – NATURE OF SUBSIDIARY/AFFILIATE	3 - CNPJ (Corporate Taxpayer's ID)	4 – CLASSIFICATION	5 - INTEREST IN CAPITAL OF INVESTEE %	6 - INVENTOR'S SHAREHOLDERS' EQUITY - %
7 - TYPE OF COMPANY		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER		8 - NUMBER OF SHARES HELD IN CURRENT QUARTER

01	TNL CONTAX S.A	02.757.614/0001-48	PRIVATE SUBSIDIARY	100.00	100.00
COMMERCIAL, INDUSTRY OTHER TYPES OF COMPANY		309.550		309.550

18.01 – SUBSIDIARY’S STATEMENT OF INCOME (IN THOUSANDS OF REAIS)

1 - CODE	2 - DESCRIPTION	3 - From 01/01/2007 up to 03/31/2007	3 - From 01/01/2007 up to 03/31/2007	5 - From 01/01/2006 up to 03/31/2006	5 - From 01/01/2006 up to 03/31/2006
3.01	GROSS REVENUE FROM SALES AND/OR SERVICES	323,310	323,310	319,435	319,435
3.02	DEDUCTIONS FROM GROSS REVENUE	(24,289)	(24,289)	(24,203)	(24,203)
3.03	NET REVENUE FROM SALES AND/OR SERVICES	299,021	299,021	295,232	295,232
3.04	COST OF GOODS AND/OR SERVICES SOLD	(251,968)	(251,968)	(250,090)	(250,090)
3.05	GROSS INCOME	47,053	47,053	45,142	45,142
3.06	OPERATING EXPENSES/REVENUES	(23,392)	(23,392)	(23,639)	(23,639)
3.06.01	SELLING	(4,743)	(4,743)	(3,222)	(3,222)
3.06.02	GENERAL AND ADMINISTRATIVE	(12,632)	(12,632)	(16,291)	(16,291)
3.06.03	FINANCIAL	(32)	(32)	917	917
3.06.03.01	FINANCIAL INCOME	2,909	2,909	3,163	3,163
3.06.03.02	FINANCIAL EXPENSES	(2,941)	(2,941)	(2,246)	(2,246)
3.06.04	OTHER OPERATING REVENUES	1,917	1,917	557	557
3.06.05	OTHER OPERATING EXPENSES	(7,902)	(7,902)	(5,600)	(5,600)
3.06.06	EQUITY IN THE EARNINGS OF SUBSIDIARIES AND AFFILIATES
3.07	OPERATING INCOME	23,661	23,661	21,503	21,503
3.08	NON-OPERATING INCOME	97	97	(18)	(18)
3.08.01	REVENUES	97	97
3.08.02	EXPENSES	-	-	(18)	(18)
3.09	INCOME BEFORE TAXATION/INTEREST	23,758	23,758	21,485	21,485
3.10	PROVISION FOR INCOME TAX AND SOCIAL CONTRIBUTION	(8,141)	(8,141)	(6,884)	(6,884)
3.11	DEFERRED INCOME TAX	6	6	1,604	1,604
3.12	STATUTORY INTEREST/CONTRIBUTIONS
3.12.01	INTEREST
3.12.02	CONTRIBUTIONS
3.13	REVERSAL OF INTEREST ON OWN CAPITAL
3.15	INCOME FOR THE PERIOD	15,623	15,623	16,205	16,205
	NUMBER OF SHARES, EX-TREASURY (THOUSAND)	309,550	309,550	309,550	309,550
	EARNINGS PER SHARE	0.05047	0.05047	0.05235	0.05235

COMMENTS ON THE CONSOLIDATED PERFORMANCE IN THE QUARTER

Highlights

New Clients

In the first quarter of 2007,Contax acquired Gradiente as a new client, with 170 workstations, and also renewed its contract with Orbitall for a further 2 years.

Share Buyback Program

On March 29, Contax concluded its second share buyback program, which was launched on December 1st, 2006.The Company repurchased 5,298,000 common shares and 24,058,000 preferred shares at a cost of R$62.4 million.

Key Indicators

Indicators Indicators	1Q07	1Q06	Chg. R$	Chg. %	1Q07	4Q06	Chg. R$	Chg. %

Workstation ¹	21,179	21,975	(797)	-3.6%	21,179	22,407	(1,229)	-5.5%
Employees ¹	49,091	50,790	(1,699)	-3.3%	49,091	49,132	(41)	-0.1%
Net Revenues²	299.0	295.2	3.8	1.3%	299.0	305.5	(6.5)	-2.1%
EBITDA²	36.2	32.5	3.7	11.4%	36.2	40.6	(4.4)	-10.8%
%EBITDA	12.1%	11.0%	1.1%	10.1%	12.1%	13.3%	-1.2%	-8.9%
Cash¹/²	187.7	245.1	(57.4)	-23.4%	187.7	231.3	(43.6)	-18.9%

1- Final position in each period.
2-R$ million.

Operating Performance

Evolution of Workstations (PAs)

In 1Q07, the company had 21,179 workstations, 797 less than in 1Q06. When compared to the prior quarter the number of workstations fell by 1,229.The reduction was mainly due to seasonal factors and a decline in services provided to Oi. In general, business volume is lower in the first quarter.

INCOME STATEMENT

R$ Thousand	1Q07	1Q06	Chg. R$	Chg. %	1Q07	4Q06	Chg. R$	Chg. %

Net Revenues	299,021	295,232	3,789	1.3%	299,021	305,548	(6,527)	-2.1%
Cost of services	(239,947)	(238,924)	(1,023)	-0.4%	(239,947)	(246,841)	6,894	2.8%
Personnel	(190,284)	(192,697)	2,413	1.3%	(190,284)	(194,650)	4,366	2.2%
Third-party	(32,299)	(29,799)	(2,500)	-8.4%	(32,299)	(35,171)	2,872	8.2%
Rental and insurance	(15,863)	(14,898)	(965)	-6.5%	(15,863)	(15,287)	(576)	-3.8%
Other	(1,501)	(1,530)	29	1.9%	(1,501)	(1,734)	233	13.4%
SGA	(16,791)	(18,753)	1,962	10.5%	(16,791)	(16,066)	(725)	-4.5%
Other Oper. Inc. & Exp, net	(6,068)	(5,044)	(1,024)	-20.3%	(6,068)	(2,047)	(4,021)	-196.4%
EBITDA	36,216	32,511	3,705	11.4%	36,216	40,595	(4,379)	-10.8%
Deprec.& Amort.	(13,511)	(12,685)	(826)	-6.5%	(13,511)	(13,373)	(138)	-1.0%
EBIT	22,705	19,826	2,879	14.5%	22,705	27,222	(4,517)	-16.6%
Financ. Res., net	1,558	4,507	(2,949)	-65.4%	1,558	4,139	(2,581)	-62.4%
Non-Operating Result	97	(18)	115	636.6%	97	8	89	1125.6%
Income before inc.tax	24,359	24,315	44	0.2%	24,359	31,369	(7,010)	-22.3%
Inc.tax & Social Contr.	(8,315)	(6,236)	(2,079)	-33.3%	(8,315)	(10,898)	2,583	23.7%
Net Income	16,045	18,079	(2,034)	-11.3%	16,045	20,471	(4,426)	-21.6%

Net Revenues

The continuous generation of profits for its clients and the Company's commitment to quality and innovation has been generating new services in several clients, leading to 1Q07 revenue growth of R$ 24 million over 1Q06.On the other hand, in the second half of 2006 the Company's revenues were impacted by clients' internal process improvements, service provision performance gains, and service automation, particularly in regard to Oi, benefiting clients by reducing the total cost of their operations. The Company always seeks to build long-term relationship with its clients, by constantly optimizing operations and improving costs for its clients, even if this incurs lower operation levels at certain moments. Thus, revenue from these clients decreased by R$ 23 million, compared to the same period in 2006.The Company also increased its contract prices in order to reflect the higher costs, resulting in a revenue upturn of R$ 3 million. Thus consolidated net revenue for the quarter totaled R$ 299million, 1.3% (or R$4million) higher than 1Q06.

In comparison to 4Q06, net revenues fell by 2.1% (R$ 6.5 million). This was due to the natural final-quarter seasonal upturn, compared to the general seasonal reduction in business volume in the first three months, reinforced by the lower number of business days.

Cost of Services (excluding depreciation and amortization)

The cost of services totaled R$ 240 million in 1Q07, virtually identical to the R$ 239 million recorded in the previous quarter (increased on 0.4%,or R$ 1 million).Payroll costs were higher in 1Q06 due to the adjustment of vacation provisions for the wage increase resulting from the 2005 collective labor agreement that became effective on January 1, 2006. Third-party services mainly comprise collection mailing services, telephony costs from new collection operations and sales marketing, and facilities costs for new sites. Leasing and rental costs rose by 6.5% due to new businesses, where leasing costs were more attractive than asset acquisitions.

Compared to the previous quarter, the cost of services decreased by R$ 6.9 million, largely due to higher seasonal operating volume and the greater cost of profit sharing in 4Q06.

Selling, General and Administrative Expenses (excluding depreciation and amortization)

Selling, general and administrative expenses came to R$ 16.8 million in 1Q07,10.5% (or R$ 2 million) down on 1Q06,due to the restructuring of certain departments in the second half of 2006. In comparison with 4Q06, SG&A expenses increased by R$ 0.7 million, mostly due to higher expenses related to publishing, corporate event sand third-party services.

Ebitda

EBITDA totaled R$ 36.2 million in 1Q07, 11.4% (R$ 3.7 million) higher than 1Q06, while the EBITDA margin widened by 1.1 percentage points, reflecting the efforts to improve efficiency and productivity implemented in 2006. The main issues that impacted the EBITDA margin versus 1Q06 were the following: a) a 1.6 percentage point gain due to higher productivity in 1Q07; b) a 1.0 percentage point gain due to the price increases; c) a 0.8 percentage point gain related to the previously mentioned vacation and charges provisions booked under liabilities in 1Q06,resulting from the 2005 collective labor agreement that took effect as of January, 2006; d) a 1.2 percentage point loss from termination contract resulting from the above-mentioned reduction in operations; and e) a 0.8 percentage point loss from higher leasing and rental costs due to the expansions in 2006.

Compared to the previous quarter, the EBITDA margin decreased by 1.2 percentage points, mainly due to: a) a 1.2 percentage points loss related to the previously mentioned higher termination contract costs in 1Q07, reflecting reduction in operations; b) a 1.1 percentage point loss due to higher labor lawsuits; c) a 0.5 percentage point loss due to the reduction in productivity caused by the already cited seasonal downturn caused by the general first-quarter drop in business combined with the lower number of business days. However, these negative variations were partially offset by: d) a 1.2 percentage points gain due to lower employee profit sharing costs in the 1Q07;and e) a 0.6 percentage point gain due to the price increases.

Depreciation and Amortization

Depreciation in the quarter increased by 6.5% over the same period of the prior year, primarily due to investments in the fourth quarter of 2006 to support necessary expansion and reinvestments.

Capital expenditures

Contax's capital expenditures amounted to R$ 4.4 million in 1Q07, R$ 2.7 million of which related to the growth of new operations mostly in São Paulo, and the expansion of certain existing sites and R$ 1.7 million to reinvestments and projects designed to generate quality and productivity improvements.

Cash and Cash Equivalents

Total cash and cash equivalents closed the 1Q07 at R$ 187.7 million, R$ 43.6 million down on the previous quarter, mainly due to the share buyback program, which cost R$58.5 million in the 1Q07.

Net Income

The Company posted a 1Q07 net income of R$ 16 million, R$ 2 million lower than 1Q06,despite the EBITDA upturn, chiefly due to higher depreciation and a lower financial result in this quarter, in turn caused by the reduced cash position and a decrease in the Interbank Deposit Rate (CDI).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 04, 2007

CONTAX PARTICIPAÇÕES S.A.

By:	/S/ Michel Neves Sarkis
Name: Michel Neves Sarkis Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.